Filed by Broadcom Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Qualcomm Incorporated

(Commission File No. 000-19528)

PRESS RELEASES PRESENTATIONS DIRECTOR NOMINEES SELECTED SEC FILINGS Receive Alerts BROADCOM AND QUALCOMM: A COMPELLING COMBINATION The combination of Broadcom and Qualcomm will create a leading diversified communications semiconductor company. Stockholders – Provides Qualcomm stockholders with immediate and substantial value and the ability to participate in future success of the combination. Customers – As a result of enhanced scale, reach and financial exibility, the combined company will be able to accelerate innovation and deliver more advanced value-added semiconductor solutions to its global customers. Employees – Broadcom has a long history of providing outstanding opportunities to employees of acquired companies. Employees of Broadcom and Qualcomm will benet from substantial opportunities for growth and development as part of a larger company. BROADCOM HAS A SUCCESSFUL HISTORY OF ACQUIRING AND INTEGRATING COMPANIES PRESS RELEASES Broadcom to Nominate Slate of 11 Independent, Highly Qualified Directors for Election at Qualcomm’s 2018 Annual Meeting Read More Broadcom Remains Fully Committed to Acquisition of Qualcomm Read More Broadcom Proposes to Acquire Qualcomm for $70.00 per Share in Cash and Stock in Transaction Valued at $130 Billion Read More MORE PRESS RELEASES PRESENTATIONS Broadcom Qualcomm Infographic Read More Broadcom Qualcomm Investor Presentation Read More MORE LETTERS & PRESENTATIONS SELECTED SEC FILINGS Broadcom Qualcomm 8K Read More MORE SEC FILINGS COMPLETED SIX MAJOR ACQUISITIONS SINCE 2013 PRODUCTS APPLICATIONS SUPPORT COMPANY HOW TO BUY Copyright 2005-2017 Broadcom. All Rights Reserved. The term “Broadcom” refers to Broadcom Limited and/or its subsidaries. Cookies and Your Privacy Terms of Use Sitemap PRESS RELEASES PRESENTATIONS DIRECTOR NOMINEES SELECTED SEC FILINGS Receive Alerts

DIRECTOR NOMINEES SAMIH ELHAGE + Bio RAUL J. FERNANDEZ + Bio MICHAEL S. GELTZEILER + Bio STEPHEN J. GIRSKY + Bio DAVID G. GOLDEN + Bio VERONICA M. HAGEN + Bio JULIE A. HILL + Bio JOHN H. KISPERT + Bio GREGORIO REYES + Bio THOMAS S. VOLPE + Bio HARRY L. YOU + Bio PRODUCTS APPLICATIONS SUPPORT COMPANY HOW TO BUY Copyright © 2005-2017 Broadcom. All Rights Reserved. The term “Broadcom” refers to Broadcom Limited and/or its subsidaries. Cookies and Your Privacy Terms of Use Sitemap PRESS RELEASES PRESENTATIONS DIRECTOR NOMINEES SELECTED SEC FILINGS Receive Alerts Q PRODUCTS APPLICATIONS SUPPORT COMPANY HOW TO BUY Copyright © 2005-2017 Broadcom. All Rights Reserved. The term “Broadcom” refers to Broadcom Limited and/or its subsidaries.

Cookies and Your Privacy Terms of Use Sitemap
Additional Information
The information on this site does not constitute an offer to buy or solicitation of an offer to sell any securities. The information on this site relates to a proposal which Broadcom Limited (“Broadcom”) has made for an acquisition of Qualcomm Incorporated
(“Qualcomm”) and Broadcom’s intention to solicit proxies for the election of Broadcom nominees to the Qualcomm Board and certain other proposals at Qualcomm’s 2018 annual meeting of stockholders. In furtherance of this proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may _le one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. The information on this site is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may _le with the SEC in connection with the proposed transaction.
Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents _led with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any de_nitive proxy statement(s)
or prospectus(es) (if and when available) will be mailed to stockholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents _led with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov.
The information on this site shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or quali_cation under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
Participants in Solicitation
Broadcom, certain of its subsidiaries, its directors and executive of_cers, other members of management and employees and
Broadcom’s nominees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction, including with respect to Qualcomm’s 2018 annual meeting of stockholders. You can _nd information about Broadcom’s executive of_cers and directors in Broadcom’s de_nitive proxy statement _led with the SEC on February 17, 2017. Information about the Broadcom nominees will be included in the proxy statement Broadcom intends to _le with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents _led with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Samih Elhage

From 2016 to May 2017, Mr. Elhage was President of the Mobile Networks Business Group of Nokia Corporation, a communications, information technology and consumer electronics company. From 2013 to 2015, Mr. Elhage served as Chief Financial Officer and Chief Operating Officer of Nokia Siemens Networks and Nokia Networks, data networking and telecommunications equipment companies, and subsidiaries of Nokia. Previously, Mr. Elhage served as the Chief Operating Officer of Nokia Siemens Networks from 2012 to 2013. During his tenure at Nokia, Mr. Elhage led the overall transformation of Nokia Siemens Networks and Nokia Networks and was a driving force behind Nokia’s acquisition of Alcaltel-Lucent and its integration.

Prior to Nokia Networks, Mr. Elhage served as President of the Carrier Voice and Applications division of Nortel Networks Corporation, a telecommunications and data networking manufacturer, from 2008 to 2010 and in various other leadership positions at Nortel from 1998 to 2008.

Mr. Elhage served on the board of directors of Alcatel-Lucent Corporation and Alcatel Shanghai Bell, which is a joint venture between Nokia and Huaxin, from 2016 to April 2017, and Quickplay Media Inc., from 2012 to 2016.

Mr. Elhage holds bachelor’s degrees in Electrical Engineering (telecommunications) and Economics from the University of Ottawa, and a Master’s degree in Electrical Engineering (telecommunications) from the Ecole Polytechnique de Montreal.

We believe Mr. Elhage is qualified to serve on the Qualcomm board of directors because of his financial expertise, deep knowledge of technology in the telecommunications industry, expertise in business transformation and mergers and acquisitions, and global management experience.

Raul J. Fernandez

Raul J. Fernandez has been the Vice Chairman of Monumental Sports & Entertainment, a private partnership which owns the NBA’s Washington Wizards, the NHL’s Washington Capitals, the WNBA’s Washington Mystics and owns and operates the Capital One Arena, since 2010.

From 2004 to 2017, Mr. Fernandez served as Chairman and Chief Executive Officer of ObjectVideo, Inc., a leading developer of intelligent video surveillance software, which in 2017 was sold to Alarm.com. From 2000 to 2002, he served as Chief Executive Officer for Dimension Data North America, an information systems integrator company, and as a director of its parent company, Dimension Data Holdings Plc, in 2001.

From 2001 until the company was sold in July 2017, Mr. Fernandez served on the board of directors of Kate Spade & Company. Mr. Fernandez is also currently on the board of directors at AtSite, Inc., a privately held company that provides innovative building performance management solutions, and Perfect Sense, Inc., a digital application development platform. He previously served as Chairman of the Board, Chief Executive Officer and President of Proxicom, Inc., a publicly traded internet development and e-business consulting company he started in 1991. Mr. Fernandez also served as a member of President George W. Bush’s Council of Advisors on Science and Technology.

Mr. Fernandez holds a bachelor’s degree in Economics from the University of Maryland.

We believe Mr. Fernandez is qualified to serve on the Qualcomm board of directors because of his extensive operating experience as a founder and Chief Executive Officer of technology companies, as well as his experience as a public company director.

Michael S. Geltzeiler

Michael S. Geltzeiler is currently a consultant for Temasek Holdings. From 2013 until his retirement in 2016, Mr. Geltzeiler served as Senior Vice President and Chief Financial Officer of ADT Corporation, a leading provider of security and automation solutions for homes and businesses. From 2008 to 2013, Mr. Geltzeiler served as Chief Financial Officer and Group Executive Vice President at NYSE Euronext, a global operator of financial markets and provider of trading solutions. From 2001 to 2008, Mr. Geltzeiler was an executive at The Reader’s Digest Association, Inc., a global multi-brand media and marketing company, as Chief Financial Officer for six years and then as President of School and Educational Services. Mr. Geltzeiler previously served in financial leadership roles at ACNielsen Corporation, a global marketing research firm, including Chief Financial Officer of Marketing Services and Corporate Controller and Chief Financial Officer, EMEA Region, and in a variety of senior finance positions both in the U.S. and abroad for The Dun & Bradstreet Corporation, a commercial data and analytics company

Mr. Geltzeiler holds a B.S. in Accounting from the University of Delaware, an M.B.A. in Finance from the New York University Stern School of Business, and a C.P.A. certification in the State of New York.

We believe Mr. Geltzeiler is qualified to serve on the Qualcomm board of directors because of his financial expertise, public company financial management and reporting experience, and financial and strategic planning experience at companies implementing significant technological changes.

Stephen J. Girsky

Stephen J. Girsky is Managing Partner of VectoIQ, an independent advisory firm based in New York, where he applies more than 30 years of experience working with senior corporate and board executives, labor leaders, original equipment manufacturer leaders, suppliers and dealers, and national and local policy makers.

From 2009 to 2014, Mr. Girsky served in a number of capacities at General Motors Company (“GM”), an automobile manufacturer, including GM Vice Chairman, having responsibility for global corporate strategy, new business development, global product planning and program management, global connected consumer/OnStar, GM Ventures LLC, Global Research & Development and Global Purchasing and Supply Chain. Mr. Girsky also served as Chairman of the Adam Opel AG Supervisory Board and was President of GM Europe for portions of his time at GM.

Since 2015, Mr. Girsky has been a member of the board of directors of United States Steel Corporation, an integrated steel producer, and of Brookfield Business Partners, the primary owner and operator of business services and industrial asset management for Brookfield Asset Management. He is also a director of Drive.ai, and Valens Semiconductor Ltd., both private companies.

Mr. Girsky formerly served on the board of directors of GM following its emergence from bankruptcy, from 2009 until 2016, and as the lead director of Dana Holdings Corp., a supplier of drivetrain, sealing and thermo-management technologies, from 2008 to 2009.

Mr. Girsky has also served as president of Centerbridge Industrial Partners, an affiliate of Centerbridge Partners, LP, a multibillion dollar investment fund. Prior to Centerbridge, he was a special advisor to the CEO and CFO of GM from 2005 to 2006.

In total, Mr. Girsky has more than 25 years of automotive experience, including serving as managing director at Morgan Stanley and as senior analyst of the Morgan Stanley Global Automotive and Auto Parts Research Team. Prior to joining Morgan Stanley, he was managing director of PaineWebber’s Automotive Group and worked as an analyst on the overseas financial staff of GM.

Mr. Girsky holds a B.S. in Mathematics from the University of California at Los Angeles and an M.B.A. from the Harvard Business School.

We believe Mr. Girsky is qualified to serve on the Qualcomm board of directors because of his business leadership and extensive experience in global corporate strategy, product development, program management, and research and development, as well as his expertise related to the automotive industry, finance, market and risk analysis, and complex financial and operational issues.

David G. Golden

David G. Golden has been a Managing Partner at Revolution Ventures, an early-stage venture fund, since 2013. Prior to that, he was a Partner and Executive Vice President at Revolution LLC, a private investment company organized by AOL co-founder Steve Case, since 2006. Mr. Golden also served as Executive Chairman at Code Advisors, a private investment bank in San Francisco focused on early-stage technology companies, from its founding in 2010 through 2012.

Prior to his time at Revolution, Mr. Golden spent 18 years, including five years as Vice Chairman, with J.P. Morgan Securities (and its predecessor company Hambrecht & Quist), where he was the director of J.P. Morgan’s global investment banking practice for technology, media and telecommunications clients and was a member of the investment bank’s management committee.

From 1984 through 1987, Mr. Golden was an associate at the law firm of Davis Polk & Wardwell in New York and London, where he practiced corporate finance and securities law. Prior to practicing law, he was a law clerk to the Honorable Charles M. Merrill of the United States Court of Appeals for the Ninth Circuit.

Mr. Golden has served on the board of directors of Barnes & Noble Education, Inc., an operator of bookstores and a provider of digital education services, since 2015, and Blackbaud, Inc., a cloud software company, since 2010.

Mr. Golden previously served on the boards of directors of Everyday Health, Inc., the operator of a digital marketing and communications platforms for healthcare marketers, from 2009 until its sale in 2016, and Barnes & Noble, Inc., a bookseller, from 2010 until 2015. In addition, Mr. Golden currently serves on the boards of several private companies, and is a member of the Advisory Board of Partners for Growth, L.P., a leading venture lending firm.

Mr. Golden received an A.B. from Harvard University and a J.D. from Harvard Law School, where he was an editor of the Harvard Law Review.

We believe Mr. Golden is qualified to serve on the Qualcomm board of directors because of his extensive knowledge and experience in capital markets, strategic transactions, corporate governance and financial and legal matters, as well as his understanding of the development of new technologies and his industry expertise and relationships developed through a long career as a technology banker and venture capital investor.

Veronica M. Hagen

Veronica M. Hagen is the retired President and Chief Executive Officer of Polymer Group, Inc., a leading global producer and marketer of specialty materials.

From 2007 to 2013, Ms. Hagen served as President and Chief Executive Officer of Polymer Group, Inc., later renamed AVINTIV Specialty Materials Inc. Following her retirement, Ms. Hagen remained on the board of directors of AVINTIV until 2015.

Previously, Ms. Hagen was President and Chief Executive Officer of Sappi Fine Paper, a division of the South African based global paper products leader, Sappi Limited. Prior to her work at Sappi, Ms. Hagen held multiple positions at Alcoa, a metals engineering and manufacturing company, including Vice President and Chief Customer Officer and business unit president of Alcoa Engineered Products.

Ms. Hagen previously owned and operated Metal Sales Associates, a private company that sold ferrous and nonferrous metals and metals fabricating process equipment. She sold Metal Sales Associates in 1996.

Ms. Hagen has served on the board of directors of Newmont Mining Corporation, a producer of gold, since 2005, the Southern Company, an energy producer and transporter, since 2008, including as lead independent director from 2014 to 2016, and American Water Works Company, Inc., a water utility, since 2016.

Ms. Hagen previously served on the board of directors of Jacuzzi Brands, Inc., a global producer of branded bath and plumbing products, from 2004 to 2007, and Covanta, a provider of sustainable waste and energy solutions, from 1996 to 1998.

Ms. Hagen holds a bachelor’s degree in International Relations from the University of Southern California.

We believe Ms. Hagen is qualified to serve on the Qualcomm board of directors because of her significant executive and board experience in global operational management and business leadership in customer service, strategic planning and business growth.

Julie A. Hill

Julie A. Hill has been the owner of The Hill Company, an investment, consulting and advisory company, since 2002.

From 1998 to 2002, Ms. Hill was the President and owner of Hiram-Hill Development Company and Hillsdale Development Company, both residential real estate development firms. Prior thereto, she worked for Costain Homes, Inc., a home building company and the U.S. division of Costain Group Plc, a London-based company, from 1988 to 1997, serving as Chairman, President and Chief Executive Officer from 1991 to 1997.

Ms. Hill has served as a director of Anthem, Inc., one of the largest health benefits companies in the U.S., since 2004, and beginning in 1994, was a director of WellPoint Health Networks Inc. prior to its merger with Anthem. Ms. Hill has also been a trustee of the Lord Abbett Family of Mutual Funds since 2004.

Ms. Hill was previously a director of Lend Lease, Ltd., a multinational construction, property and infrastructure company, from 2006 to 2012, Resources Connection, Inc., a multinational business consulting firm, from 2003 to 2006, and Holcim US, the US subsidiary of Holcim Limited, a supplier of cements and aggregates, from 2003 to 2007.

At the University of California at Irvine, Ms. Hill serves on the Paul Merage School of Business Dean’s Advisory Council and Center for Real Estate Advisory Board, the Foundation Board, the Social Ecology School’s Dean’s Leadership Council, the School of Medicine’s Dean’s Advisory Board, the Law School Board, and the Center for Digital Transformation Board. She is chairman of the Board of Trustees of the University of California at Irvine.

Ms. Hill earned a B.A. from the University of California Los Angeles and a master’s degree in marketing from the University of Georgia.

We believe Ms. Hill is qualified to serve on the Qualcomm board of directors because of her extensive management and financial experience, as well as her experience managing complex financial, risk and strategic issues.

John H. Kispert

John H. Kispert has served as a managing partner of Black Diamond Ventures, a venture capital firm, since March 2016.

Prior to Black Diamond Ventures, Mr. Kispert served as President and Chief Executive Officer and a director of Spansion, Inc., a manufacturer of flash memory products, from February 2009 until March 2015, when Spansion completed its merger with Cypress Semiconductor Corporation, a semiconductor and electronics manufacturer, at which time Mr. Kispert was appointed to the board of directors of Cypress, where he served until May 2016. Spansion filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in March 2009 and emerged from bankruptcy in May of 2010, during Mr. Kispert’s tenure.

Mr. Kispert has served on the board of directors of Gigamon Inc., a provider of network traffic visibility solutions, since 2013, and Barracuda Networks, Inc., a security, networking and data storage company, since 2016.

Mr. Kispert previously served on the board of directors of TriNet Group, Inc., a cloud-based professional employer organization for small and medium-sized businesses from 2014 to 2017, and of Extreme Networks, Inc., a network hardware company, from 2012 until 2017, including as Chairman from 2015 to 2017.

Mr. Kispert holds a B.A. in Political Science from Grinnell College and an M.B.A. from the University of California, Los Angeles.

We believe Mr. Kispert is qualified to serve on the Qualcomm board of directors because of his extensive CEO and director experience in technology-driven companies, including those in the semiconductor industry, his familiarity with supply chain management, marketing, manufacturing and research and development, his financial expertise and his mergers and acquisitions experience.

Gregorio Reyes

Mr. Reyes has been a private investor and management consultant since 1994, and since 2006 has operated as Founding Special Partner and advisor to Vitruvian Partners, a European growth capital investor. Previously, he was the co-founder and served as Chairman and Chief Executive Officer of Sunward Technologies, Inc., a provider of rigid disk magnetic recording head products for the data storage industry.

From March 1986 to August 1990, Mr. Reyes was Chairman and Chief Executive Officer of American Semiconductor Equipment Technologies, and from 1981 to 1984, Mr. Reyes was President and Chief Executive Officer of National Micronetics. Previously, Mr. Reyes spent almost 20 years at various other positions in the semiconductor industry with National Semiconductor, from 1962 to 1967, Motorola, from 1967 to 1968, Fairchild Semiconductor, from 1968 to 1978, and Eaton, from 1978 to 1981.

Most recently, Mr. Reyes served on the board of directors of Dialog Semiconductor plc from 2003 to 2014, where he served as Chairman from 2006 to 2013, LSI Corporation from 2001 to 2014, where he served as Chairman from 2007 to 2014, and Seagate Technology Public Limited Company from 2004 to 2015. Mr. Reyes is also currently a director of Snow Software, a private Swedish software company.

Mr. Reyes holds a B.S. degree from Rensselaer Polytechnic Institute and an M.S. degree from Stevens Institute of Technology.

We believe Mr. Reyes is qualified to serve on the Qualcomm board of directors because of his technological, management, international business, financial and research and development expertise, and his significant experience as a founder, CEO and director of several highly regarded companies in the semiconductor industry.

Thomas S. Volpe

Thomas S. Volpe has been the Managing Member of Volpe Investments LLC, a risk capital firm, since 2001. Mr. Volpe was formerly the Chief Executive Officer of Dubai Group LLC, a diversified investment firm based in the United Arab Emirates, from 2007 to 2010.

From December 1999 to June 2001, Mr. Volpe served as Chairman of Prudential Volpe Technology Group, an investment banking company. Mr. Volpe served as Chief Executive Officer of Volpe Brown Whelan & Company, LLC (formerly Volpe, Welty & Company), a private investment banking and risk capital firm, from its founding in April 1986 until its acquisition by Prudential Securities in December 1999. Until April 1986, he was President and Chief Executive Officer and member of the board of directors of Hambrecht & Quist Incorporated, an investment banking firm with which he had been affiliated since 1981.

Mr. Volpe served on the board of directors of Linear Technology Corporation, a designer, manufacturer and marketer of high performance analog integrated circuits, from 1983 to 2017, and EFG-Hermes Holding Company, an investment banking, private equity, research and brokerage firm headquartered in Egypt, from 2008 to 2017.

Mr. Volpe holds an A.B. in Economics from Harvard University, a M.Sc. in Economics from the London School of Economics and an M.B.A. from Harvard Business School.

We believe Mr. Volpe is qualified to serve on the Qualcomm board of directors because of his knowledge of the semiconductor industry as a result of his long tenure as a board member of Linear Technology Corporation, years of experience providing strategic advisory services to complex organizations, extensive experience with global companies and financial expertise.

Harry L. You

Since 2016, Harry L. You has been the President, Chief Financial Officer and director of GTY Technology Holdings Inc., a public blank check company focusing on the technology industry, including software and services, which raised $552 million in gross proceeds in its initial public offering.

From 2008 to 2016, Mr. You served as the Executive Vice President in the Office of the Chairman of EMC Corporation, an information infrastructure solutions company. Mr. You joined EMC in 2008 to oversee corporate strategy and new business development, which included mergers and acquisitions, joint ventures and venture capital activity.

Mr. You was Chief Executive Officer of BearingPoint Inc., a leading IT and management consultancy, from 2005 to 2007. He also served as BearingPoint’s Interim Chief Financial Officer from 2005 to 2006. BearingPoint filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in February 2009. From 2004 to 2005, Mr. You served as Executive Vice President and Chief Financial Officer of Oracle Corporation, a global information technology provider, helping begin Oracle’s acquisition run with the takeovers of Peoplesoft, Inc. and Retek in 2005, and was also a member of the board of directors of Oracle Japan. From 2001 to 2004, Mr. You served as Chief Financial Officer of Accenture Ltd., a global management consulting and professional services company.

Mr. You also previously spent 14 years in the financial services industry, including serving as a managing director in the Investment Banking Division of Morgan Stanley, where he headed the Computer and Business Services Group.

Mr. You served on the board of directors of Korn/Ferry International, a global executive recruiting company, from 2004 to 2016, and has been a trustee of the U.S. Olympic Committee Foundation since 2016.

Mr. You holds a B.A. in Economics from Harvard College and an M.A. in Economics from Yale University.

We believe Mr. You is qualified to serve on the Qualcomm board of directors because of his extensive and varied merger and acquisitions experience, financial and strategic planning expertise, public company financial management experience, and executive leadership roles at various technology-driven companies.

Forward-Looking Statements

The information on this site contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom and Qualcomm. These statements include, but are not limited to, statements that address Broadcom’s expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of other acquisitions, (iii) Broadcom’s plans, objectives and intentions with respect to future operations and products, (iv) Broadcom’s competitive position and opportunities, (v) the impact of acquisitions on the market for Broadcom’s products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Such risks, uncertainties and assumptions include: the ultimate outcome of any possible transaction between Broadcom and Qualcomm; uncertainties as to whether Qualcomm will cooperate with Broadcom regarding the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers; the timing of the proposed transaction; the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholder approvals); and other risks related to the completion of the proposed transaction and actions related thereto. Other risks, uncertainties and assumptions that could materially affect future results include: any risks associated with loss of Broadcom’s significant customers and fluctuations in the timing and volume of significant customer demand; Broadcom’s dependence on contract manufacturers and outsourced supply chain; any acquisitions Broadcom may make, as well as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with Broadcom’s existing businesses and Broadcom’s ability to achieve the benefits, growth prospects and synergies expected from such acquisitions, including Broadcom’s acquisition of Brocade Communications Systems, Inc. and Broadcom’s proposed acquisition of Qualcomm; the ability of Broadcom to integrate Qualcomm’s business and make changes to its business model, and to resolve legal proceedings, governmental investigations and customer disputes relating to Qualcomm’s licensing practices; Broadcom’s ability to accurately estimate customers’ demand and adjust Broadcom’s manufacturing and supply chain accordingly; Broadcom’s significant indebtedness, including the substantial indebtedness Broadcom expects to incur in connection with Broadcom’s proposed acquisition of Qualcomm, and the need to generate sufficient cash flows to service and repay such debt; dependence on and risks associated with distributors of Broadcom’s products; Broadcom’s ability to improve its manufacturing efficiency and quality; increased dependence on a small number of markets; quarterly and annual fluctuations in operating results; cyclicality in the semiconductor industry or in Broadcom’s target markets; global economic conditions and concerns; Broadcom’s competitive performance and ability to continue achieving design wins with its customers, as well as the timing of those design wins; rates of growth in Broadcom’s target markets; prolonged disruptions of Broadcom’s or its contract manufacturers’ manufacturing facilities or other significant operations; Broadcom’s dependence on outsourced service providers for certain key business services and their ability to execute to its requirements; Broadcom’s ability to maintain or improve gross margin; Broadcom’s ability to maintain tax concessions in certain jurisdictions; Broadcom’s ability to protect its intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product and warranty and indemnification claims; Broadcom’s ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which Broadcom’s products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

Broadcom’s filings with the Securities and Exchange Commission (“SEC”), which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect Broadcom’s business, results of operations and financial condition. Broadcom undertakes no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.